Exhibit 99.1

Vermilion Energy Inc. Announces 2023 Budget and Guidance, 25% Dividend Increase and Resumption of Share Buybacks

CALGARY, AB, Jan. 6, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce its 2023 budget and guidance, a 25% dividend increase, and the resumption of our share buyback program.

Highlights

  2023 capital budget of $570 million reflects consistent investment levels in North America and increased capital allocation to continental European gas drilling
  2023 production guidance of 87,000 – 91,000 boe/d represents a year-over-year increase of approximately 3% at the midpoint. This production guidance assumes a March 31, 2023, closing of the Corrib Acquisition, as well as the optimization of our Montney development to minimize incremental Alberta infrastructure due to recent progress obtaining permits on our British Columbia lands
  Obtained formal Irish government consent for the Corrib Acquisition, which is another key milestone towards completing the transaction
  Forecast 2023 free cash flow ("FCF") of approximately $800 million based on forward commodity prices and including the impact of temporary windfall taxes and hedging losses
  Expect to return up to 25% of FCF to shareholders in 2023 through base dividend and resumption of share buybacks, with the balance allocated to debt reduction
  Quarterly cash dividend increased by 25% to $0.10 CDN per share, effective with the Q1 2023 dividend
  Vermilion remains well positioned to generate strong FCF in the years ahead which will support our future development plans and return of capital strategy

2023 Budget and Guidance

Vermilion's Board of Directors has approved an E&D capital budget of $570 million for 2023. With this level of investment, we expect to deliver annual average production of 87,000 to 91,000 boe/d, representing a year-over-year increase of approximately 3% at the midpoint. This production guidance assumes a March 31, 2023, closing of the Corrib Acquisition, as well as the optimization of our Montney development to minimize incremental Alberta infrastructure due to recent progress obtaining permits on our British Columbia lands.

Based on forward commodity prices and assuming a March 31, 2023, Corrib acquisition close, we forecast 2023 FCF of approximately $800 million, including the impact from temporary windfall taxes and hedging losses attributable to 2023. The combined impact of temporary windfall taxes and hedging losses has reduced our 2023 FCF forecast by approximately $350 million. Despite these temporary headwinds, our forecasted ability to generate meaningful free cash flow in 2023 provides confidence to announce a 25% increase to our base dividend, while still providing free cash flow to reduce debt and execute share buybacks. We expect to generate even stronger free cash flow in 2024 as our current hedge book moves into a gain position, based on current commodity prices, and the temporary windfall tax program expires.

We have included a windfall tax estimate range in our guidance table below, however these percentages and amounts are highly sensitive to European gas prices and may fluctuate as commodity prices change. Our FCF estimate also factors in higher anticipated operating costs, which is primarily driven by our European operations where power costs are directly linked to European gas prices.

2023 Guidance

Category	2023 Guidance*
Production (boe/d)	87,000 – 91,000
E&D Capital Expenditures ($MM)	$570
Royalty rate (%)**	8 - 10%
Operating ($/boe)	$17.50 - 18.50
Transportation ($/boe)	$2.75 - 3.25
General and administration ($/boe)	$2.00 - 2.50
Cash taxes (% of pre-tax FFO)	11 – 13%
Windfall tax (% of pre-tax FFO)***	14 – 16%

*2023 guidance reflects foreign exchange assumptions of CAD/USD 1.36, CAD/EUR 1.46, and CAD/AUD 0.92. **Royalty rate guidance excludes windfall royalties paid as part of the European Solidarity Contribution. ***Windfall tax guidance is based on forward prices as at December 30, 2022, and incorporates all forms of solidarity payments including windfall taxes and windfall royalties net of tax.

North America

In North America, we plan to invest approximately $340 million of capital which is similar to 2022. The capital program will be deployed across our Mannville and Montney liquids rich gas plays in Alberta and British Columbia and our light oil plays in Wyoming and southeast Saskatchewan. We plan to drill a total of 52 (40.1 net) wells, including seven (7.0 net) Montney wells at Mica, seven (6.1 net) Mannville wells in Alberta, 16 (8.2 net) wells in Wyoming and 22 (18.8 net) wells in southeast Saskatchewan. Similar to recent years, our North American drilling program will be balanced throughout the year to optimize capital, rig, and labour availability, including the transfer of an experienced drilling crew from our Canadian winter program to our US drilling program in Q2 2023. We have utilized this scheduling over the past two years and continue to realize cost and efficiency gains.

During the second half of 2022 we completed the six wells on our first Alberta Montney pad at Mica and tied the wells in during the fourth quarter. Total production from our Montney assets averaged 7,500 boe/d during the month of December which is in line with our expectation. This was Vermilion's first Montney pad after taking over operations from Leucrotta during drilling, and we are pleased with the initial results as they validate the high return profile and long-term development potential of this asset. Drilling recently commenced on a follow up three-well pad in Alberta which is expected to be completed and tied in during the first half of 2023. Seven additional Montney wells are planned in 2023 to utilize existing infrastructure capacity as we await the final permits to expand infrastructure capacity in British Columbia. In addition, we recently signed agreements to acquire 11 sections of adjacent land at Mica, further consolidating our contiguous land base and increasing our Tier 1 inventory. These land acquisitions, combined with the results from our first pad have increased our Montney inventory to approximately 300 multi-zone, extended reach, drilling locations.

We continue to see positive developments on the Blueberry River First Nations permitting negotiations and are pleased to report that we have received three permits in British Columbia, including one to construct a 16,000 boe/d battery in British Columbia. While additional permits are still required, our increasing confidence in permitting allows a return to the initial drilling and infrastructure plan made at the time of the acquisition. This drives the best long-term return on capital, yet defers the production ramp up by a year relative to the back-up plan which had contemplated an Alberta focused development in 2023. Near term, 2023 volumes are expected to average 8,000 boe/d, with the ramp to 13,000 boe/d now expected in 2024. Our longer-term development plans for Mica have not changed. We expect to grow the asset to a target production base of 28,000 boe/d over the next several years and sustain this level for 20+ years while generating significant free cash flow.

International

We plan to invest approximately $230 million across our international assets, representing an increase of 7% compared to 2022. We are allocating a greater proportion of capital to European gas in 2023, more than offsetting the capital that was allocated to our Australia drilling program last year.  In Europe, we plan to drill eight (6.3 net) wells, comprised of three (2.3 net) wells in Germany, three (3.0 net) wells in Croatia and two (1.0 net) wells in the Netherlands. The largest proportion of our European drilling capital will be allocated to Germany, where the investment climate has improved over the past year. We continue to have open and constructive dialogue with local and state officials about Vermilion's ability to contribute to Germany's energy security and are working towards an accelerated drilling program. Vermilion has a large undeveloped land base in Germany with several large gas prospects. We plan to drill two (2.0 net) oil wells and one (0.3 net) high prospect gas well in Germany in 2023, while putting plans in place to drill additional high prospect gas wells in 2024 and beyond. In Croatia, we plan to drill three (3.0 net) wells on our SA-7 block, and anticipate starting up the gas plant on the SA-10 block in late 2023 or early 2024. This gas plant will have an initial capacity of 15 mmcf/d with capacity to expand should we make additional discoveries in the region.

In December 2022, the Irish government gave formal consent to proceed with our Corrib acquisition. This approval is another key milestone towards completing the transaction. We continue to work closely with our partners and expect closing to occur in Q1 2023. We have scheduled a plant turnaround and other non-routine maintenance in 2023, which will result in production being offline for approximately 30 days mid-2023.

European Windfall Tax

We expect our windfall tax exposure for both 2022 and 2023 to be at the lower end of our previous estimates, primarily due to lower 2023 European gas strip pricing. Based on the windfall tax frameworks outlined to date, we estimate a windfall tax of approximately $250 million for 2022 and approximately $300 million for 2023. We have reflected these updated estimates in our 2022 net debt forecast and 2023 windfall tax guidance. As a result of this, we expect to exit 2022 with net debt of $1.4 billion or less. Note, the 2023 estimate remains highly sensitive to European gas prices.

Included in these estimates is the assumption that Ireland moves ahead with its proposed 75% windfall tax (approximately 56% net of income tax) in each of 2022 and 2023. We remain firmly opposed to the windfall tax and the manner in which it is being implemented, and we continue to explore options to mitigate the impact. Vermilion has been a responsible operator in Europe for over 25 years, providing essential energy to the region as other oil and gas companies exited. It is our desire to continue working with governments in the region to enhance Europe's energy security; however, Vermilion and its partners require a stable, predictable and equitable regulatory regime in order to commit capital to long-term investments.

Return of Capital

As part of our 2023 return of capital strategy, we are pleased to announce a 25% increase to our Q1 2023 quarterly cash dividend to $0.10 CDN per share, which equates to an annual dividend of $0.40 CDN per share, approximately 5% of forecasted 2023 FFO. This increase aligns with our dividend policy of providing ratable increases while ensuring the annual dividend amount is sustainable at mid-cycle pricing. Our decision to pause share buybacks in Q4 2022 was entirely due to the uncertainty related to the European windfall tax and how each country was going to implement. Now that we have better clarity, we are pleased to announce the resumption of our share buyback program. We continue to see significant long-term value in our asset base which we do not believe is accurately reflected in our share price today. As such, we expect the primary method of returning capital beyond the base dividend to be through share buybacks in the near-term.

As a result of the unexpected windfall tax, our current debt levels are higher than we anticipated. As such, we believe it is prudent to remain focused on debt reduction in 2023. We are targeting net debt of $1 billion which represents an undrawn credit facility. This debt target will govern the pace of which we return capital to shareholders. At this time, we expect to allocate up to 25% of FCF to shareholder returns primarily through our base dividend and share buybacks, with the balance going to debt reduction. While this return of capital allocation is lower than what we outlined in August 2022, prior to learning of the European windfall tax, we believe lower debt levels are in the best interest of our shareholders over the long-term. Every dollar of debt reduction translates to an increase in equity value while also improving the resiliency of the company. As debt levels decrease, we plan to increase the allocation of capital returned to shareholders.

Conference Call and Webcast Details

Vermilion will discuss its 2023 Budget and Guidance in a conference call and webcast presentation on Friday, January 6, 2023, at 7:00 AM MT (9:00 AM ET). To participate, call 1-888-394-8218 (Canada and US Toll Free) or 1-647-794-4605 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-203-1112 and using conference ID 1722581 from January 6, 2023, at 10:00 AM MT to January 20, 2023, at 10:00 AM MT.

You may also access the webcast at https://app.webinar.net/4NYQORYME5v. The webcast link, along with conference call slides, will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events--presentations.cfm under Upcoming Events prior to the conference call

(1)	This document references free cash flow which is not specified, defined, or determined under International Financial Reporting Standards ("IFRS") and is therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. Free cash flow represents fund flows from operations in excess of capital expenditures and is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

(2)	2023 forward strip pricing as at December 30, 2022: Brent US$82.98/bbl; WTI US$79.20/bbl; LSB = WTI less US$4.92/bbl; TTF $35.14/mmbtu; NBP $33.43/mmbtu; AECO $3.73/GJ; CAD/USD 1.36; CAD/EUR 1.46 and CAD/AUD 0.92.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2022 and 2023 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2022 and 2023; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 06-JAN-23